UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

August 10, 2016

Barclays PLC

(Name of Registrant)

1 Churchill Place

London E14 5HP

England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

THIS REPORT ON FORM 6-K (EXCEPT FOR THE EXPECTED ISSUE RATINGS SPECIFIED IN THE PRICING TERM SHEET AND FIXED INCOME INVESTOR PRESENTATION IN SCHEDULE III OF EXHIBITS 1.2 AND 1.3 TO THIS FORM 6-K) SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-195645) OF BARCLAYS PLC AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The Report comprises the following:

Exhibit No.		Description
1.1	—	Underwriting Agreement—Standard Provisions, dated as of September 4, 2014 (incorporated by reference to the Current Report on Form 6-K dated September 11, 2014 (Film No. 141097506)).

1.2	—	Pricing Agreement between Barclays PLC and Barclays Capital Inc., dated August 3, 2016 for the 5.20% Fixed Rate Subordinated Notes due 2026.

1.3	—	Pricing Agreement between Barclays PLC and Barclays Capital Inc., dated August 3, 2016 for the 3.20% Fixed Rate Senior Notes due 2021 and the Floating Rate Senior Notes due 2021.

4.1	—	Dated Subordinated Debt Securities Indenture, dated as of September 11, 2014, between Barclays PLC and The Bank of New York Mellon, as Trustee (incorporated by reference to the Current Report on Form 6-K dated September 11, 2014 (Film No. 141097506)).

4.2	—	Senior Debt Securities Indenture, dated as of November 10, 2014, between Barclays PLC and The Bank of New York Mellon, as Trustee (incorporated by reference to the Current Report on Form 6-K dated November 10, 2014 (Film No. 141207282)).

4.3	—	Second Supplemental Indenture, dated as of May 12, 2016, to the Dated Subordinated Debt Securities Indenture, between Barclays PLC and The Bank of New York Mellon acting through its London Branch, as Trustee (incorporated by reference to the Current Report on Form 6-K dated May 12, 2016 (Film No. 161642330)).

4.4	—	Barclays PLC Officer’s Certificate pursuant to Sections 1.02, 3.01 and 3.03 of the Dated Subordinated Debt Securities Indenture, dated as of August 10, 2016.

4.5	—	Barclays PLC Officer’s Certificate pursuant to Sections 1.02, 3.01 and 3.03 of the Senior Debt Securities Indenture, dated as of August 10, 2016.

4.6	—	The form of Global Note for the 5.20% Fixed Rate Subordinated Notes due 2026 (incorporated by reference to the Exhibit A to Exhibit 4.3 above).

4.7	—	The form of Global Note for the 3.20% Fixed Rate Senior Notes due 2021 (incorporated by reference to Exhibit A to Exhibit 4.5 above).

4.8	—	The form of Global Note for the Floating Rate Senior Notes due 2021 (incorporated by reference to Exhibit B to Exhibit 4.5 above).

5.1	—	Opinion of Sullivan & Cromwell LLP, U.S. counsel to Barclays PLC, as to the validity of the 5.20% Fixed Rate Subordinated Notes due 2026.

5.2	—	Opinion of Sullivan & Cromwell LLP, U.S. counsel to Barclays PLC, as to the validity of the 3.20% Fixed Rate Senior Notes due 2021 and the Floating Rate Senior Notes due 2021.

5.3	—	Opinion of Clifford Chance LLP, English counsel to Barclays PLC, as to the validity of the 5.20% Fixed Rate Subordinated Notes due 2026.

5.4	—	Opinion of Clifford Chance LLP, English counsel to Barclays PLC, as to the validity of the 3.20% Fixed Rate Senior Notes due 2021 and the Floating Rate Senior Notes due 2021.

8.1	—	Opinion of Sullivan & Cromwell LLP, U.S. counsel to Barclays PLC, as to certain matters of U.S. taxation with respect to the 5.20% Fixed Rate Subordinated Notes due 2026.

8.2	—	Opinion of Sullivan & Cromwell LLP, U.S. counsel to Barclays PLC, as to certain matters of U.S. taxation with respect to the 3.20% Fixed Rate Senior Notes due 2021 and the Floating Rate Senior Notes due 2021.

8.3	—	Opinion of Clifford Chance LLP, English counsel to Barclays PLC, as to certain matters of United Kingdom taxation with respect to the 5.20% Fixed Rate Subordinated Notes due 2026 (included in Exhibit 5.3 above).

8.4	—	Opinion of Clifford Chance LLP, English counsel to Barclays PLC, as to certain matters of United Kingdom taxation with respect to the 3.20% Fixed Rate Senior Notes due 2021 and the Floating Rate Senior Notes due 2021 (included in Exhibit 5.4 above).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: August 10, 2016	By:	/s/ Marie Smith
Name: Marie Smith
Title: Assistant Secretary

Signature Page to Form 6-K